Exhibit 99.1

São Paulo, Nov 10, 2022 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the third quarter of 2022 (3Q22) ended September 30, 2022. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta’s accumulated subscription revenue during the 2022 sales cycle (from 4Q21 to 3Q22) totaled R$1,024 million, a 38% increase compared to the previous sales cycle (from 4Q20 to 3Q21), exceeding our 2022 ACV guidance by 2.4%. Subscription revenue, excluding our hybrid subscription textbook products (PAR), increased 47% and total net revenue increased 30%.

In the third quarter, subscription revenue grew 76%, mainly led by traditional learning systems and complementary solutions. The 2022 ACV revenue has been comprised of higher quality sources, as Vasta managed to increase growth in its premium brands and to continue the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy.

In the third quarter, Adjusted EBITDA totaled R$23 million, a relevant increase compared to 3Q21, when Adjusted EBITDA was negative R$29 million. This improvement was mainly driven by operating leverage gains, cost savings and an improved sales mix with the growth of subscription products, in addition to the contribution of Eleva. In the 2022 cycle, Adjusted EBITDA has grown 99.6%, to R$336 million, with a margin increase of 1,016 bps, to 29%.

Vasta recorded Adjusted Net Profit of R$20 million in the 2022 cycle, a 25% increase compared to the 2021 cycle when Adjusted Net Profit was R$16 million.

Free cash flow (FCF) totaled R$17 million in 3Q22, a significant improvement from negative R$6 million in 3Q21. In the 2022 cycle, FCF totaled R$55 million (or R$75 million on a normalized basis), also an improvement compared to previous cycle, which had a consumption of R$119 million.

The 2023 ACV guidance is R$ 1,230 million, which projects a 20% growth in comparison to the 2022 cycle total subscription revenue, or 22.4% growth excluding paper-based PAR. Nearly 100% of our new sales have come from traditional learning systems and complementary solutions.

Since last quarter, Vasta has reported updates on its ESG standards, including a panel of key ESG indicators aligned with the topics identified during materiality review process. Quarterly highlights include: (i) the Afro Internship Program, which created exclusive internship positions for black people in the organization; (ii) the launch of the first Greenhouse Gas (GHG) Emissions Compensation Program for its operations and the increased use of renewable energy sources in our day-to-day activities; and (iii) the achievement of targets for diversity in leadership and board of directors.

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MESSAGE FROM MANAGEMENT

In the third quarter, we concluded the 2022 sales cycle (4Q21 to 3Q22) with subscriptions revenues showing a 38% increase over the 2021 sales cycle (from 4Q20 to 3Q21) subscriptions revenues, exceeding our 2022 ACV guidance of R$1 billion by 2.4%. We have confidence that the worst has passed, and the results of our operations not only demonstrates the return to business as usual following a 2021 cycle severely hit by the COVID-19 pandemic, but also confirms that Vasta is steadily growing with predictable and recurrent revenue, with subscription products representing 88% of the total revenues of the company.

Moreover, we see the normalization of the company’s profitability and cash flow generation as the main highlight of the quarter. Adjusted EBITDA was R$23 million in 3Q22, recovering from negative R$29 million in the same quarter of the previous year. In the 2022 cycle, adjusted EBITDA increased 99%, to R$336 million, with an expansion of 1,016 bps in margin (from 18.8% to 29%). We attribute this increase not only to the normalization of the business and a higher quality sales mix, but also to our budgetary discipline. Vasta’s operating cash flow totaled R$17 million in 3Q22, a significant improvement from negative R$6 million in 3Q21, reducing the net debt/adjusted EBITDA ratio to 2.92x and maintaining a downward trend for the third consecutive quarter.

During the year, we have announced the acquisition of a relevant minority interest in Educbank, the first financial ecosystem dedicated to K-12 schools, delivering to educational institutions services such as management and financial support by providing payment guaranty for tuitions. We have also announced the acquisition of Phidelis, a complete enterprise resource planning (ERP) software for K-12 schools with both academic and managerial features. The combination of Educbank and Phidelis, our academic and financial ERP, proved a powerful tool to provide schools all the information they need to be more efficient, adding key advantages to our platform as a service for K-12 schools. Since its acquisition, Educbank has more than doubled its student-base, totaling 40 thousand students as of October 31, 2022, and delivering excellent customer experience due to its frictionless business model, as highlighted by a Net Promoter Score (NPS) of 85.

Our preliminary guidance for 2023 ACV is R$1,230 million, which projects a 20% organic growth in comparison to the 2022 cycle total subscription revenue, or 22.4% growth excluding paper-based PAR. Nearly 100% of our new sales have come from traditional learning systems and complementary solutions, or from the digital textbook platform offered on a fee-per-student basis, highlighting our focus on reducing exposure on the paper-based textbook channel. Our premium brands such Anglo and Eleva are showing a strong performance during this sales cycle, reassuring our perception that quality and reputation remain decisive in our business. Complementary solutions have continued to ramp-up penetration across our client base. In the 2022 sales cycle, Vasta added more than 92 thousand students of complementary solutions, a 30% growth compared to the previous cycle, evidencing the potential of the segment. As of the end of the 2022 cycle, only 25% of our partner schools adopted complementary solutions, 84% of them having adopted only one solution in our portfolio.

Finally, since last quarter, we have dedicated a section of our earnings release for Environmental, Social and Governance (ESG) matters, including a panel of key indicators that will be updated on a quarterly basis, reinforcing our commitment to the highest ESG standards.

2

OPERATING PERFORMANCE

Student base – subscription models

	2022	2021	% Y/Y
Partner schools – Core content	5,351	4,508	18.7%
Partner schools – Complementary solutions	1,301	1,114	16.8%
Students – Core content	1,540,391	1,335,152	15.4%
Students – Complementary content	400,192	307,941	30.0%

Note: Students enrolled in partner schools.

In the 2022 cycle, Vasta added 843 new partner schools compared to the 2021 cycle, serving more than 1.5 million students with core content solutions. The partner school base of complementary solutions increased by 187 new schools, growing 30% in the number of students served compared to the previous cycle.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Subscription	169,609	96,207	76.3%	1,024,051	740,709	38.3%
Subscription ex-PAR	153,574	86,647	77.2%	897,986	609,083	47.4%
Traditional learning systems	148,843	87,256	70.6%	787,217	546,342	44.1%
Complementary solutions	4,731	(609)	n.m	110,769	62,741	76.5%
PAR	16,035	9,560	67.7%	126,065	131,626	-4.2%
Non-subscription	19,115	30,985	-38.3%	133,469	152,013	-12.2%
Total net revenue	188,724	127,192	48.4%	1,157,520	892,722	29.7%

% ACV	17.0%	13.0%	4.0	102.4%	100.0%	2.4
% Subscription	89.9%	75.6%	14.2	88.5%	83.0%	5.5

In the third quarter, net revenue increased 48.5% year-on-year, to R$189 million. Subscription revenue grew 76.3%, driven by the recognition of 17% of 2022 ACV (within the range of 16% to 18% expected for the quarter), with upside in traditional learning systems, complementary solutions, and textbook subscription products (“PAR”). The 2022 ACV revenue has been comprised of higher quality sources, as Vasta managed to increase growth in its premium brands and to continue the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy.

In the third quarter, we concluded the 2022 commercial cycle (4Q21 to 3Q22), and subscription revenue grew 38%, or 47% excluding PAR. This growth represented 102.4% of 2022 ACV, versus 87% in the 2021 cycle, a challenging period of our history owing to unexpected dropouts at our partner schools. Moreover, variations in the seasonality of new brands (Eleva and Mackenzie) have led to a less concentrated distribution of subscription revenue along the 2022 cycle when compared to previous cycles, a trend we believe will continue during the upcoming cycle.

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EBITDA

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net revenue	188,724	127,192	48.4%	1,157,521	892,722	29.7%
Cost of goods sold and services	(91,855)	(79,381)	15.7%	(436,977)	(360,928)	21.1%
General and administrative expenses	(98,511)	(96,402)	2.2%	(477,809)	(444,807)	7.4%
Commercial expenses	(48,917)	(33,947)	44.1%	(189,238)	(167,772)	12.8%
Other operating income	1,301	698	86.4%	6,293	3,548	77.4%
(Loss) profit of equity-accounted investees	(2,150)	-	0.0%	(2,150)	-	0.0%
Impairment losses on trade receivables	(4,692)	(3,790)	23.8%	(27,859)	(34,309)	-18.8%
Profit before financial income and taxes	(56,100)	(85,630)	-34.5%	29,782	(111,546)	-126.7%
(+) Depreciation and amortization	66,953	50,593	32.3%	260,498	194,446	34.0%
EBITDA	10,853	(35,037)	-131.0%	290,280	82,899	250.2%
EBITDA Margin	5.8%	-27.5%	33.3 p.p.	25.1%	9.3%	15.8 p.p.
(+) Layoff related to internal restructuring	869	603	44.1%	12,126	6,324	91.8%
(+) IPO-related expenses	-	-	0.0%	-	50,580	-100.0%
(+) Share-based compensation plan	11,172	5,834	91.5%	33,376	28,461	17.3%
Adjusted EBITDA	22,894	(28,600)	-180.0%	335,782	168,264	99.6%
Adjusted EBITDA Margin	12.1%	-22.5%	34.6 p.p.	29.0%	18.8%	10.2 p.p.

Note: n.m.: not meaningful

In the third quarter, Adjusted EBITDA totaled R$23 million, a relevant increase from negative R$29 million in 3Q21. This improvement was mainly driven by operating leverage gains, cost savings and a better sales mix with the growth of subscription products and the contribution of Eleva. In the 2022 commercial cycle, Adjusted EBITDA has grown 99%, with a margin increase of 1,016 bps to 29%.

In proportion with net revenue, gross margin grew 1,374 bps in the quarter (from 37.6% to 51.3%). Moreover, adjusted cash G&A expenses and commercial expenses were up 1,962 bps and 80 bps, respectively, due to workforce optimization and budgetary discipline. The impairment on trade receivables decreased 50 bps in the quarter, reflecting the hike in the provision for doubtful accounts executed during 2021 to face the increased delinquency caused by the pandemic. As a result, adjusted EBITDA margin reached 12.1% in 3Q22, versus negative margin of 22.5% in 3Q21.

(%) Net Revenue	3Q22	3Q21	Y/Y (p.p.)	2022 Cycle	2021 Cycle	Y/Y (p.p.)
Gross margin	51.3%	37.6%	13.7	62.2%	59.6%	2.68
Adjusted cash G&A expenses(1)	-10.8%	-30.4%	19.6	-14.5%	-18.1%	3.60
Commercial expenses	-25.9%	-26.7%	0.8	-16.3%	-18.8%	2.44
Impairment on trade receivables	-2.5%	-3.0%	0.5	-2.4%	-3.8%	1.44
Adjusted EBITDA margin	12.1%	-22.5%	34.6	29.0%	18.8%	10.16

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, IPO-related expenses, and share-based compensation plan.

4

Finance Results

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Finance income	19,174	10,532	82.1%	70,186	28,197	148.9%
Finance costs	(68,426)	(28,686)	138.5%	(247,300)	(87,184)	183.7%
Total	(49,252)	(18,154)	171.3%	(177,114)	(58,987)	200.3%

In the third quarter finance income totaled R$19 million, from R$10 million in 3Q21, mainly due to higher interest rates on financial investments and marketable securities. In the 2022 commercial cycle, finance income increased 149% to R$28 million.

Finance costs increased 138% quarter-on-quarter, to R$68 million, motivated by higher interest rates applicable to bonds and financing, accounts payable on business combination and, provision for tax, civil and labor losses. In the 2022 commercial cycle, finance costs increased 183% to R$247 million.

Net profit (loss)

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net profit (loss)	(75,994)	(70,821)	7.3%	(110,684)	(116,286)	-4.8%
(+) Layoffs related to internal restructuring	869	603	44.1%	12,126	6,324	91.8%
(+) Share-based compensation plan	11,172	5,834	91.5%	33,376	28,461	17.3%
(+) IPO-related expenses	-	-	0%	-	50,580	-100.0%
(+) Amortization of intangible assets(1)	38,778	28,987	33.8%	152,205	114,794	32.6%
(-) Tax shield(2)	(17,278)	(12,044)	43.5%	(67,220)	(68,054)	-1.2%
Adjusted net profit (loss)	(42,454)	(47,440)	-10.5%	19,803	15,819	25.2%
Adjusted net margin	-22.5%	-37.3%	14.8	1.7%	1.8%	(0,1)

(1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments. Note: n.m.: not meaningful

In the third quarter, adjusted net loss totaled R$42 million, impacted by higher financial leverage and interest rates. In the 2022 commercial cycle, adjusted net profit increased 25% to R$20 million.

Accounts receivable and PDA

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2Q21	% Q/Q
Gross accounts receivable	378,587	249,628	51.7%	477,282	-20.7%
Provision for doubtful accounts (PDA)	(49,250)	(39,103)	25.9%	(50,098)	-1.7%
Coverage index	13.0%	15.7%	(2.7)	10.5%	2.5
Net accounts receivable	329,337	210,525	56.4%	427,184	-22.9%
Average days of accounts receivable(1)	102	85	17	140	(38)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

During the pandemic, the credit issues faced by our partner schools pressured our receivable collection and impacted our operating results by requiring a higher level of provisions for doubtful accounts. We have seen a gradual normalization in payments during 2022, aligned with the restoration of partner schools’ regular activities, although this is still ongoing. The average payment term of Vasta’s accounts receivable portfolio was 102 days in the 3Q22, 17 days in excess of same quarter of the previous year. By adding Eleva’s last-twelve-month (“LTM”) net revenue, the average term decreased to 100 days.

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Free cash flow

Values in R$ ‘000	3Q22	3Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Cash from operating activities(1)	61,814	22,885	170.1%	247,762	(28,770)	-961.2%
(-) Income tax and social contribution paid	(1,247)	-	0.0%	(2,736)	(1,167)	134.5%
(-) Payment of provision for tax, civil and labor losses	52	(439)	-111.9%	(1,421)	(515)	175.8%
(-) Interest lease liabilities paid	(3,655)	(3,542)	3.2%	(13,941)	(15,339)	-9.1%
(-) Acquisition of property, plant, and equipment	(2,374)	(3,108)	-23.6%	(62,060)	(7,364)	742.7%
(-) Additions of intangible assets	(30,892)	(17,295)	78.6%	(85,934)	(47,330)	81.6%
(-) Lease liabilities paid	(6,682)	(4,949)	35.0%	(27,099)	(18,936)	43.1%
Free cash flow (FCF)	17,016	(6,447)	-363.9%	54,573	(119,421)	-145.7%
FCF/Adjusted EBITDA	74.3%	22.5%	51.8	16.3%	-71.0%	87.2

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

In 3Q22, Free Cash Flow (FCF) totaled R$17 million, a significant improvement when compared to 3Q21, which had a negative R$6.5 million FCF. In the 2022 cycle, FCF totaled R$55 million, or R$75 million excluding the early payment of royalties (R$20 million) to content providers, up from negative R$119 million in the same period of 2021.

Financial leverage

Values in R$ ‘000	3Q22	2Q22	1Q22	4Q21	3Q21
Financial debt	811,612	844,778	817,517	831,226	812,016
Accounts payable from business combinations	647,466	585,503	570,660	532,313	73,713
Total debt	1,459,078	1,430,281	1,388,177	1,363,539	885,729
Cash and cash equivalents	44,343	147,762	145,998	309,893	377,862
Marketable securities	433,803	417,770	303,675	166,349	317,178
Net debt	980,932	864,749	938,504	887,297	190,689
Net debt/LTM adjusted EBITDA(1)	2,92	3,04	3,67	4,87	0,90

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

Vasta ended the quarter with a net debt position of R$981 million, mainly due to the minority acquisition of Educbank in July 2022, leading to a net debt/LTM adjusted EBITDA of 2.92x. After adding Eleva’s LTM EBITDA, this indicator stood at 2.87x.

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ESG

Since last quarter, Vasta reports updates about its ESG standards, including a panel of key ESG indicators, in line with the topics identified in the materiality process. Information about 2021 can be found in Vasta’s Sustainability Report, which can be found here.

Check below the main highlights of ESG in the third quarter of 2022.

Vasta launches its GHG emissions inventory

Committed to accountability and transparency, Vasta launched the first Greenhouse Gas (GHG) Emissions Inventory for its operations. This inventory is aligned with international guidelines from the GHG Protocol methodology and measures the atmospheric emissions from its corporate office, its three distribution centers and its vehicle fleet.

The inventory covers direct emissions from the operations (Scope 1) and indirect emissions (Scope 2) from the consumption of electricity. Regarding electricity, the inventory included the impact according to two methods: location and market based. The second method considers the purchase of renewable energy certificates (REC) or free market purchases, in which the renewable origin of the energy consumed by the company is proven, in turn reducing the organization’s carbon footprint. The purchase of renewable energy reduced the company’s total emissions by 14%. According to the inventory, Vasta’s direct emissions (Scope 1) totaled 1,133 tCO2e in 2021, corresponding to 97.6% of the total. Indirect emissions (Scope 2) totaled 27.54 tCO2e. If the location-based approach is applied without deducting emissions from renewable sources, Scope 2 would represent 16.4% of the company’s emissions.

Afro Internship Program

In July, Vasta launched the Afro Internship Program, which will create exclusive intern positions for African-Brazilian youth. The positions are reserved for young people enrolled in undergraduate or technical courses, and include hybrid and remote work, providing provide benefits such as transportation vouchers, food or meal vouchers, life insurance, tuition grants, psychological counseling, and a day off in the month of a candidate’s birthday. As a result, 13 people were hired for areas such as technology, human resources, data engineering, editorial, finance, production planning and CX (customer experience), among others.

Somos Futuro 2023

Launch of the Somos Futuro 2023 Selection Process. Somos Futuro is a program maintained by Vasta’s social arm, Instituto SOMOS, and consists of an acceleration initiative for public school students, who receive full study scholarships for secondary education in Vasta’s partner private schools. The participants also receive educational and para-educational materials, online tutoring, mentoring and access to the entire program support network, which includes psychological counseling. Today 365 students are enrolled in the current edition of the program – which has benefited almost 600 people since it began in 2018.

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Key Indicators

ENVIRONMENT

SDGs	GRI	Water withdrawn by source[2] (m³)	Unit	1Q22	2Q22	3Q22
6	303-3	Ground water	m³	1,786	2,674	3,438
		Utility supply	m³	840	187	127
		Total	m³	2,626	2,861	3,565
SDGs	GRI	Internal energy consumption	Unit	1Q22	2Q22	3Q22
12 and 13	302-1	Total energy consumed	GJ	1,569	1,348	1,523
		Percentage of energy from renewable sources[3]	%	92%	97%	98%

•	98% of the energy consumed by the Company comes from renewable sources;

•	100% of the energy consumed in our largest distribution center in São José dos Campos, comes from renewable sources; and

•	100% of our suppliers are FSC certified, which guarantees sustainable handling in the paper chain of custody. We also have maintained the certification since 2008.

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SOCIAL

SDGs	GRI	Diversity in the work force by functional category	Unit	1Q22	2Q22	3Q22
5	405-1	C-level - Women	% of people	20%	20%	25%
		C-level - Men	% of people	80%	80%	75%
		Total - C-level[4]	No. of people	5	5	4
		Leaders - Women (≥ management level)	% of people	45%	47%	48%
		Leaders - Men (≥ management level)	% of people	55%	53%	52%
		Total - Leaders (≥ management level)[5]	No. of people	130	131	134
		Academic faculty - Women	% of people	14%	31%	80%
		Academic faculty - Men	% of people	86%	69%	20%
		Total - Academic faculty[6]	No. of people	71	100	84
		Coordinators and Administrative - Women	% of people	56%	57%	57%
		Coordinators and Administrative - Men	% of people	44%	43%	43%
		Total - Coordinators and Administrative[7]	No. of people	1,576	1,521	1,539
		Total - Women	% of people	53%	54%	54%
		Total - Men	% of people	47%	46%	46%
		Total - Employees	No. of people	1,782	1,757	1,761
SDGs	GRI	Indirect economic impact	Unit	1Q22	2Q22	3Q22
11	-	Scholarship holders in Somos Futuro program	nº	373	371	365
SDGs	GRI	Occupational Health and Safety	Unit	1Q22	2Q22	3Q22
3	403-5, 403-9	% of units covered by the Environmental Risk Prevention Program	%	100%	100%	100%
		Total employees trained in health and safety[8]	No. of people	90	110	346
		Total number of hours training in health and safety	No.	491	2,871	375
		Average number of hours training in health and safety per participant[9]	No.	5.5	4.4	1.1
		Total number of hours of on-site training for fire brigade	No.	248	408	56
		Average number of hours of on-site training for fire brigade per participant[9]	No.	7.7	8.0	8
		Employees - Injury frequency rate[10]	rate	0.92	3.75	4.06
		Employees - High-consequence injuries rate[11]	rate	0.00	0.00	0,00
		Employees - Recordable injuries rate[12]	rate	0.92	0.94	3.04
		Employees - Fatality rate[13]	rate	0.00	0.00	0.00

Diversity

48% of leaders (management level and above) and 20% of the teaching faculty at Vasta are women. We are also committed to other measures that promote diversity and inclusion, such as the Somos Futuro project, from the Instituto Somos, to accelerate talents from public schools, in which almost 40% of the participants are black or mixed.

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Health and Safety

Vasta invested in enhancing controls and communication on occupational health and safety for employees. This contributed to an increase in accident reporting rates, boosting the accuracy of control and management systems

GOVERNANCE

SDGs	GRI	Ethical behavior	Unit	1Q22	2Q22	3Q22
8, 16	205-1, 205-2, 205-3	Employees trained in anti-corruption policies and procedures	% of people	100%	100%	100%
		Operations submitted to corruption-related risk assessment	% of operations	100%	100%	100%
		Number of confirmed cases of corruption	No. of cases	0	0	0
SDGs	GRI	Data privacy and infrastructure	Unit	1Q22	2Q22	3Q22
16	418-1	Substantiated complaints received from outside parties	No.	6	28	20
		Substantiated complaints received from regulatory bodies	No.	0	0	0
		Identified leaks, thefts, or losses of customer data	No.	0	0	0

SDGs	GRI	Diversity in the Board of Directors	Unit	1Q22	2Q22	3Q22
5	405-1	Women	% of people	29%	29%	29%
		Men	% of people	71%	71%	71%
		Total	nº of people	7	7	7

FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
NA	Indicator discontinued or not measured in the quarter.

1	Quarterly monitoring of a selection of material indicators. For further information, consult our Sustainability Report, available here.
2	Based on invoices from sanitation concessionaires.
3	Acquired from the free energy market.
4	CEO, vice presidents reporting directly to the CEO and all directors.
5	Management, senior management and leadership positions not reporting directly to the CEO (regional directors, unit directors and vice presidents).
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, academic coordination, specialists, adjuncts, assistants, and analysts.
8	All the employees undergoing training in the period.
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000.
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	(Accidents with leave + Fatalities)/ MHT x 1,000,000.
13	Fatalities/ MHW x 1,000,000.

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CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter 2022 results on Nov 10, 2022, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	September 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	44,343	309,893
Marketable securities	433,803	166,349
Trade receivables	329,337	505,514
Inventories	242,261	242,363
Taxes recoverable	43,747	24,564
Income tax and social contribution recoverable	9,923	8,771
Prepayments	54,243	40,069
Other receivables	724	2,105
Related parties – other receivables	1,010	501
Total current assets	1,159,391	1,300,129

Non-current assets
Judicial deposits and escrow accounts	188,099	178,824
Deferred income tax and social contribution	205,302	130,405
Investments accounted for using the equity method	85,501
Other Investments and interests in entities	8,271
Property, Plant and Equipment	201,182	185,682
Intangible assets and goodwill	5,481,268	5,538,367
Total non-current assets	6,169,623	6,033,278

Total assets	7,329,014	7,333,407

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Consolidated Statements of Financial Position (continued)

Liabilities	September 30, 2022	December 31, 2021

Current liabilities
Bonds and financing	62,649	281,491
Lease liabilities	28,426	26,636
Suppliers	264,427	264,787
Income tax and social contribution payable	17,820	16,666
Salaries and social contributions	106,422	62,829
Contractual obligations and deferred income	32,159	46,037
Accounts payable for business combination	91,147	20,502
Other liabilities	5,059	20,033
Other liabilities - related parties	25,371	39,271
Total current liabilities	633,480	778,252

Non-current liabilities
Bonds and financing	748,963	549,735
Lease liabilities	118,719	133,906
Accounts payable for business combination	556,319	511,811
Provision for tax, civil and labor losses	676,030	646,850
Contractual obligations and deferred income	4,317	128
Other liabilities	40,006	47,516
Total non-current liabilities	2,144,354	1,889,946

Shareholder’s equity
Share capital	4,820,815	4,820,815
Capital reserve	77,924	61,488
Treasury shares	(23,880)	(23,880)
Accumulated losses	(323,679)	(193,214)
Total shareholder's equity	4,551,180	4,665,209

Total liabilities and shareholder's equity	7,329,014	7,333,407

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Consolidated Income Statement

	Jul 01, to Sep 30, 2022	Jan 01, to Sep 30, 2022	Jul 01, to Sep 30, 2021	Jan 01, to Sep 30, 2021

Net revenue from sales and services	188,724	759,261	127,192	549,159
Sales	180,422	732,647	124,125	526,697
Services	8,302	26,614	3,067	22,462

Cost of goods sold and services	(91,855)	(301,058)	(79,381)	(260,910)

Gross profit	96,869	458,203	47,811	288,249

Operating income (expenses)
General and administrative expenses	(98,511)	(351,738)	(96,402)	(304,208)
Commercial expenses	(48,917)	(143,838)	(33,947)	(119,040)
Other income	1,301	2,941	698	2,202
Impairment losses on trade receivables	(4,692)	(17,131)	(3,790)	(21,998)

Share of (loss) profit of equity-accounted investees	(2,150)	(2,150)	-	-

(Loss) before finance result and taxes	(56,100)	(53,713)	(85,630)	(154,795)

Finance income	19,174	56,339	10,532	21,793
Finance costs	(68,426)	(196,291)	(28,686)	(69,174)
Finance result	(49,252)	(139,952)	(18,154)	(47,381)

(Loss) before income tax and social contribution	(105,352)	(193,665)	(103,784)	(202,176)

Income tax and social contribution	29,358	63,200	32,963	63,641

(Loss) for the period	(75,994)	(130,465)	(70,821)	(138,535)

Net (loss) per share
Basic	(0.91)	(1.56)	(0.85)	(1.67)
Diluted	(0.91)	(1.56)	(0.85)	(1.67)

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Consolidated Statement of Cash Flow

	For the nine months ended September
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (Loss) before income tax and social contribution	(193,665)	(202,176)
Adjustments for:
Depreciation and amortization	198,841	149,492
Share of loss (profit) of equity-accounted investees	2,150	-
Impairment losses on trade receivables	17,131	21,998
Reversal Tax, civil and labor losses	(9,151)	(775)
Interest on provision for tax, civil and labor losses	39,639	17,681
Provision for obsolete inventories	27,896	13,936
Interest on bonds and financing	77,636	24,272
Contractual obligations and right to returned goods	(12,875)	2,115
Interest on accounts payable for business combination	47,511	811
Imputed interest on suppliers	13,730	3,213
Bank and collection fees	6,056	-
Other financial expenses and net interest	(15,710)	-
Share-based payment expense	16,436	17,503
Interest on lease liabilities	10,799	11,602
Interest on marketable securities incurred	(39,709)	(15,937)
Cancellations of right-of-use contracts	3,393	(3,481)
Residual value of disposals of property, plant and equipment and intangible assets	3,718	3,411
Changes in
Trade receivables	159,242	262,120
Inventories	(31,994)	(5,618)
Prepayments	(14,174)	(10,157)
Taxes recoverable	(20,329)	(3,049)
Judicial deposits and escrow accounts	(9,275)	(2,929)
Other receivables	1,381	(1,185)
Suppliers	(14,090)	(92,912)
Salaries and social charges	43,563	1,062
Tax payable	6,502	7,775
Contractual obligations and deferred income	7,387	(42,105)
Other receivables and liabilities from related parties	(509)	-
Other liabilities	(22,494)	(1,880)
Other liabilities – related parties	(13,901)	(96,041)
Interest on liabilities paid	(10,813)	(11,564)
Payment of interest on bonds and financing	(92,722)	(24,946)
Income tax and social contribution paid	(2,736)	(1,167)
Payment of provision for tax, civil and labor losses	(1,308)	(515)
Net cash generated by operating activities	177,556	20,553
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(50,602)	(9,452)
Additions of intangible assets	(66,819)	(36,763)
Acquisition of subsidiaries net of cash acquired	(53,686)	(33,591)
Proceeds from (purchase of) investment in marketable securities	(227,745)	189,861
Net cash (applied in) generated in investing activities	(398,852)	110,055
CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers – related parties	-	(3,676)
Payments of loans from related parties	(254,885)	(20,884)
Lease liabilities paid	(20,409)	(15,308)
Acquisition of treasury shares	-	(11,765)
Payments of bonds and financing	(759)	(477,651)
Issuance of securities with related parties net of issuance costs	250,000	-
Issuance of public bonds net off issuance costs	-	497,000
Payments of accounts payable for business combination	(18,201)	(31,617)
Net cash (applied in) financing activities	(44,254)	(63,901)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(265,550)	66,706
Cash and cash equivalents at beginning of period	309,893	311,156
Cash and cash equivalents at end of period	44,343	377,862

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